UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 1, 2023

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Aravive, Inc.

File No. 333-226594 - CF#36600

Aravive, Inc. (formerly Versartis, Inc.) submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-4 registration statement filed on August 3, 2018.

Based on representations by Aravive, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through August 3, 2028
Exhibit 10.2	through August 3, 2028
Exhibit 10.3	through August 3, 2028
Exhibit 10.4	through August 3, 2028
Exhibit 10.5	through August 3, 2028
Exhibit 10.6	through August 3, 2028
Exhibit 10.7	through August 3, 2028

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Dana Hartz
Chief, Knowledge Management Office